Advanced Series Trust
655 Broad Street, 17th Floor
Newark, New Jersey 07102

VIA EDGAR SUBMISSION

December 19, 2018

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Patrick Scott

Re:Advanced Series Trust

Registration Statement on Form N-1A

Post-Effective Amendment No. 163 under the Securities Act of 1933, as amended (the “1933 Act”)

Amendment No. 165 under the Investment Company Act of 1940, as amended (the “1940 Act”)

File Nos. 033-24962 and 811-05186

Dear Mr. Scott:

We filed through EDGAR on October 10, 2018 on behalf of AST BlackRock 60/40 Target Allocation ETF Portfolio and AST BlackRock 80/20 Target Allocation ETF Portfolio (collectively “the Portfolios”), each a series of Advanced Series Trust (the “Trust” or “Registrant”), Post-Effective Amendment No. 163 to the Registration Statement under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 165 to the Registration Statement under the Investment Company Act of 1940 (the “1940 Act”) (the “Amendment”).  The Amendment was filed under Rule 485(a)(2) under the 1933 Act solely for the purpose of adding two new series to the Trust.

This letter responds to the Commission staff’s (the “Staff”) comments provided telephonically on November 26, 2018 by Mr. Scott to Melissa Gonzalez.  The Staff’s comments and the Registrant’s responses are set forth in order below.  Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Registration Statement.

PROSPECTUS:

1.	Comment: Please consider revisions to the second sentence of Footnote 3 to the fee and expense table of each of the Portfolios so that they are in plain English.

Response: The Registrant has modified the second sentence of Footnote 3 to the fee and expense table of each of the Portfolios so that they are in plain English.

2.

Comment: Under “Principal Investment Strategies” and “Principal Investment Policies,” please note: (i) whether the Portfolios may invest in asset-backed securities; and (ii) whether any Portfolio investments in asset-backed or mortgage-backed securities, if applicable, may be below investment grade.  In addition, please note whether there are any limitations on investments in asset-backed or mortgage-backed securities.

Response: The subject disclosures have been revised to note that the Portfolios may invest in asset-backed securities, and that the Portfolios may invest in asset-backed and mortgage-backed securities that are below investment grade.  The disclosures have also been revised to address limitations on investments in asset-backed and mortgage-backed securities.

3.

Comment: In accordance with Staff guidance set forth in the letter from Barry D. Miller to the Investment Company Institute dated July 30, 2010, please include risk disclosures applicable to each derivative instrument noted in the “Principal Investment Strategies” section.

Response:  The Registrant believes that the current risk disclosures related to derivatives are sufficient, because such disclosures adequately address the risks likely to be encountered by the Portfolios with respect to each of the derivatives mentioned in the “Principal Investment Strategies” section.  Further, the Registrant directs the Staff’s attention to the section of the Prospectus entitled “More Detailed Information About Other Investments & Strategies Used by the Portfolio,” which provides more detailed risk disclosures regarding various derivative instruments, including, among others, swaps, foreign currency forwards, futures and options.

4.

Comment: Each of the Portfolios is subject to “Emerging Markets Risk.”  The Staff notes that the disclosure under “Principal Investment Strategies” does not state that the Portfolios will invest in emerging markets issuers. Please remove the risk if it is not a principal investment strategy of the Portfolios.  If investments in emerging markets issuers are a part of the Portfolios’ principal investment strategies, please explain how the Portfolios determine which issuers are emerging markets issuers.

Response: The Portfolios are subject to “Emerging Markets Risk” because the underlying funds in which the Portfolios will invest are subject to such risk.  The disclosures under “Principal Investment Strategies” and “Principal Investment Policies” have been revised to indicate that the Portfolios may invest in emerging markets issuers.

The Registrant has updated the disclosure to reflect that, while the Portfolios’ underlying funds may have varying definitions for emerging markets issuers, the Portfolios generally rely on the MSCI Emerging Markets Index to determine which issuers are emerging markets issuers.

5.

Comment: With respect to “Focus Risk,” please include details regarding specific countries, regions or industries in which the Portfolios may concentrate their investments.  In addition, please consider renaming the risk for clarity.

Response: The Portfolios will not target particular industries, countries or regions for investment.  Rather, the Portfolios will target specific allocations of assets between equity securities and fixed income securities.  As such, the Registrant believes that such disclosure may be misleading and respectfully declines to revise the name or content of the disclosure.

6.	Comment: Please consider rearranging the “Principal Risks” section so that more significant risks are located at the beginning of the section.

Response: The Registrant respectfully declines to rearrange its risk disclosures.  The risks are set forth in alphabetical order, which is common practice.

7.

Comment: Please confirm: (i) whether there is a limit on the amount of illiquid securities that each Portfolio may invest in; and (ii) whether the illiquid securities percentage is measured at the time of purchase.

Response: The Registrant confirms that the Portfolios may not invest more than 15% of their net assets in illiquid securities, and that the amount of illiquid securities held by each Portfolio is measured at the time of purchase.

8.	Comment: With respect to “Mid-Sized Company Risk,” please provide the capitalization range used to classify companies as “mid-sized.”

Response: The Registrant has provided additional disclosure under “Principal Investment Policies” that states that the underlying funds in which the Portfolios will invest determine whether companies are “mid-sized.”  Such classification does not occur at the Portfolio level, given that the Portfolios are in a fund-of-funds structure.

9.	Comment: With respect to “Small Sized Company Risk,” please provide the capitalization range used to classify companies as “small-sized.”

Response: The Registrant has provided additional disclosure under “Principal Investment Policies” that states that the underlying funds in which the Portfolios will invest determine whether companies are “small-sized.”  Such classification does not occur at the Portfolio level, given that the Portfolios are in a fund-of-funds structure.

10.	Comment: Consider revising the “Redemption In Kind” section to reflect that securities redeemed in-kind are subject to market risk until they are sold.

Response: The Registrant respectfully declines to revise the “Redemption In Kind” disclosure section because in-kind redemptions, with respect to the Portfolios, will only be transacted with Participating Insurance Companies that are aware of the applicable market risk, rather than individual shareholders.

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Please contact the undersigned at (973) 367-1495 with any questions.

Sincerely yours,

/s/ Kathleen DeNicholas
Kathleen DeNicholas
Vice President and Corporate Counsel